SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

Amendment No. 23

Navistar International Corporation

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

63934E108

(CUSIP Number)

Janet Yeung

MHR Fund Management LLC

1345 Avenue of the Americas, 42nd Floor

New York, New York 10105

(212) 262-0005

(Name, Address and Telephone Number of Person Authorized to Receive Notices of Communication)

December 15, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP No. 63934E108	13D	(Page 2 of 15 Pages)

(1)	Name of reporting person MHR INSTITUTIONAL PARTNERS III LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 14,980,528
	(8)	Shared voting power 0
	(9)	Sole dispositive power 14,980,528
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 14,980,528
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.0%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 63934E108	13D	(Page 3 of 15 Pages)

(1)	Name of reporting person MHR INSTITUTIONAL ADVISORS III LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 14,980,528
	(8)	Shared voting power 0
	(9)	Sole dispositive power 14,980,528
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 14,980,528
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.0%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 63934E108	13D	(Page 4 of 15 Pages)

(1)	Name of reporting person MHR FUND MANAGEMENT LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 16,225,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 16,225,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 16,225,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.3%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 63934E108	13D	(Page 5 of 15 Pages)

(1)	Name of reporting person MHR HOLDINGS LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 16,225,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 16,225,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 16,225,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.3%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 63934E108	13D	(Page 6 of 15 Pages)

(1)	Name of reporting person MARK H. RACHESKY, M.D.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 16,297,714
	(8)	Shared voting power 0
	(9)	Sole dispositive power 16,297,714
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 16,297,714
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.4%
(14)	Type of reporting person (see instructions) IN; HC

Explanatory Note

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 23, the Schedule 13D filed on June 15, 2012 (the “Initial Schedule 13D”), which was amended on June 25, 2012 by Amendment No. 1 to the Initial Schedule 13D (“Amendment No. 1”), on July 10, 2012 by Amendment No. 2 to the Initial Schedule 13D (“Amendment No. 2”), on October 9, 2012 by Amendment No. 3 to the Initial Schedule 13D (“Amendment No. 3”), on October 26, 2012 by Amendment No. 4 to the Initial Schedule 13D (“Amendment No. 4”), on December 12, 2012 by Amendment No. 5 to the Initial Schedule 13D (“Amendment No. 5”), on July 15, 2013 by Amendment No. 6 to the Initial Schedule 13D (“Amendment No. 6”), on July 17, 2013 by Amendment No. 7 to the Initial Schedule 13D (“Amendment No. 7”), on March 11, 2014 by Amendment No. 8 to the Initial Schedule 13D (“Amendment No. 8”), on April 11, 2014 by Amendment No. 9 to the Initial Schedule 13D (“Amendment No. 9”), on June 24, 2015 by Amendment No. 10 to the Initial Schedule 13D (“Amendment No. 10”), on December 18, 2014 by Amendment No. 11 to the Initial Schedule 13D (“Amendment No. 11”), on January 30, 2015 by Amendment No. 12 to the Initial Schedule 13D (“Amendment No. 12”), on June 11, 2015 by Amendment No. 13 to the Initial Schedule 13D (“Amendment No. 13”), on July 27, 2015 by Amendment No. 14 to the Initial Schedule 13D (“Amendment No. 14”), on September 4, 2015 by Amendment No. 15 to the Schedule 13D (“Amendment No. 15”), on December 18, 2015 by Amendment No. 16 to the Initial Schedule 13D (“Amendment No. 16”), on September 6, 2016 by Amendment No. 17 to the Initial Schedule 13D (“Amendment No. 17”), on September 21, 2016 by Amendment No. 18 to the Initial Schedule 13D (“Amendment No. 18”), on March 3, 2017 by Amendment No. 19 to the Initial Schedule 13D (“Amendment No. 19”), on April 18, 2018 by Amendment No. 20 to the Initial Schedule 13D (“Amendment No. 20”), on October 16, 2020 by Amendment No. 21 to the Initial Schedule 13D (“Amendment No. 21”) and on November 9, 2020 by Amendment No. 22 to the Initial Schedule 13D (“Amendment No. 22” and together with Amendment No. 1 through Amendment No. 21 and the Initial Schedule 13D, the “Schedule 13D”), and relates to shares of common stock, par value $0.10 per share (the “Common Stock”), of Navistar International Corporation (the “Issuer”). Except as otherwise provided, capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 22.

Item 2. Identity and Background.

Item 2 is hereby amended by deleting such item in its entirety and replacing it with the following:

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. MHR Institutional Partners III LP, Delaware limited partnership (“Institutional Partners III”);

2. MHR Institutional Advisors III LLC, a Delaware limited liability company (“Institutional Advisors III”);

3. MHR Fund Management LLC, a Delaware limited liability company (“Fund Management”);

4. MHR Holdings LLC, a Delaware limited liability company (“MHR Holdings”); and

5. Mark H. Rachesky, M.D. (“Dr. Rachesky”).

This Statement relates to securities held for the accounts of each of CPM Sub1 LP, a limited partnership organized in the Cayman Islands (“CPM Sub”), CP100 Sub1 LP, a limited partnership organized in the Cayman Islands (“CP(100) Sub”) and Institutional Partners III, a Delaware limited partnership. MHR Capital Partners Master Account LP is a limited partnership organized in Anguilla, British West Indies (“Master Account”) that is the sole limited partner of, and has a nominee agreement with, CPM Sub and, accordingly, may be deemed to beneficially own the shares of Common Stock held for the account of CPM Sub. MHR Capital Partners (100) LP is a Delaware limited partnership (“Capital Partners (100)”) that is the sole limited partner of, and has a nominee agreement with, CP(100) Sub and, accordingly, may be deemed to beneficially own the shares of Common Stock held for the account of CP(100) Sub.

MHR Advisors LLC (“Advisors”) is the general partner of each of Master Account, CPM Sub, Capital Partners (100) and CP(100) Sub and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of CPM Sub and CP(100) Sub, respectively. MHRC LLC, a Delaware limited liability company (“MHRC”), is the managing member of Advisors and, in such capacity may be deemed to beneficially own the shares of Common Stock held for the account of each of CPM Sub and CP(100) Sub, respectively. Institutional Advisors III is the general partner of Institutional Partners III and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the account of Institutional Partners III.

Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, Capital Partners (100) and Institutional Partners III and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock reported herein and, accordingly, Fund Management may be deemed to beneficially own the shares of Common Stock reported herein which are held for the accounts of CPM Sub, CP(100) Sub and Institutional Partners III.

MHR Holdings, a Delaware limited liability company, is the managing member of Fund Management and, in such capacity, may be deemed to beneficially own the shares of Common Stock that are deemed to be beneficially owned by Fund Management. Dr. Rachesky is the managing member of MHRC, Institutional Advisors III and MHR Holdings and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of CPM Sub, CP(100) Sub and Institutional Partners III.

The Reporting Persons:

The principal business of Institutional Partners III is investment in securities. Institutional Advisors III is a Delaware limited liability company and the general partner of Institutional Partners III. The principal business of Institutional Advisors III is to provide management and advisory services to Institutional Partners III. Fund Management is a Delaware limited liability company. The principal business of Fund Management is to provide management and advisory services to each of Master Account, Capital Partners (100) and Institutional Partners III and to other affiliated entities. MHR Holdings is a Delaware limited liability company and the managing member of Fund Management. The principal business of MHR Holdings is to act as the managing member of Fund Management. Current information concerning the identity and background of the officer of Institutional Advisors III, Fund Management and MHR Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2. Dr. Rachesky is the managing member of Advisors, Institutional Advisors III and MHR Holdings. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.

Each Reporting Person’s principal business address is 1345 Avenue of the Americas, 42nd Floor, New York, New York 10105.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following:

Pursuant to the Settlement Agreement Amendment (as defined in Amendment No. 6), MHR (as defined in Amendment No. 6) has designated Janet T. Yeung as the Second MHR Nominee (as defined in Amendment No. 6) to serve on the Board. Ms. Yeung is a Principal at Fund Management. The Board elected Ms. Yeung effective December 15, 2020. In addition, Ms. Yeung was appointed to the Audit Committee and Compensation Committee. Ms. Yeung replaces Raymond Miller, who resigned as a director of the Company.

Item 5. Interests in Securities of the Issuer.

Item 5 is hereby amended by deleting such item in its entirety and replacing it with the following:

The percentages set forth below are based on 99,576,146 shares of Common Stock outstanding as of November 5, 2020, as disclosed by the Issuer on Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed November 9, 2020.

(a)(i) CPM Sub may be deemed to be the beneficial owner of 1,099,046 shares of Common Stock held for its own account (approximately 1.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act).

(ii) Master Account may be deemed to be the beneficial owner of 1,099,046 shares of Common Stock (approximately 1.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act). This number consists of 1,099,046 shares of Common Stock held for the account of CPM Sub.

(iii) CP(100) Sub may be deemed to be the beneficial owner of 145,426 shares of Common Stock held for its own account (approximately 0.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act).

(iv) Capital Partners (100) may be deemed to be the beneficial owner of 145,426 shares of Common Stock (approximately 0.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act). This number consists of 145,426 shares of Common Stock held for the account of CP(100) Sub.

(v) Institutional Partners III may be deemed to be the beneficial owner of 14,980,528 shares of Common Stock held for its own account (approximately 15.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act).

(vi) Institutional Advisors III may be deemed to be the beneficial owner of 14,980,528 shares of Common Stock (approximately 15.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act). This number consists of 14,980,528 shares of Common Stock held for the account of Institutional Partners III.

(vii) Advisors may be deemed to be the beneficial owner of 1,244,472 shares of Common Stock (approximately 1.2% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act). This number consists of all the shares of Common Stock otherwise described in this Item 5 by virtue of Advisors’ position as the general partner CPM Sub and CP(100) Sub.

(viii) MHRC may be deemed the beneficial owner of 1,244,472 shares of Common Stock (approximately 1.2% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in Item 5(a)(iii) by virtue of MHRC’s position as the managing member of Advisors.

(ix) Fund Management may be deemed to be the beneficial owner of 16,225,000 shares of Common Stock (approximately 16.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5 by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100) and Institutional Partners III.

(x) MHR Holdings may be deemed to be the beneficial owner of 16,225,000 shares of Common Stock (approximately 16.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5 by virtue of MHR Holdings’ position as the managing member of Fund Management.

(xi) Dr. Rachesky may be deemed to be the beneficial owner of 16,297,714 shares of Common Stock (approximately 16.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act). This number consists of (A) all of the shares of Common Stock otherwise described in this Item 5 by virtue of Dr. Rachesky’s position as the managing member of each of MHRC, Institutional Advisors III and MHR Holdings, (B) 47,714 shares of Common Stock held directly and (C) 25,000 shares of Common Stock that can be obtained upon the exercise of certain stock options.

(b)(i) CPM Sub may be deemed to have (x) the sole power to direct the disposition of 1,099,046 shares of Common Stock which may be deemed to be beneficially owned by CPM Sub as described above, and (y) the sole power to direct the voting of 1,099,046 shares of Common Stock which may be deemed to be beneficially owned by CPM Sub as described above.

(ii) Master Account may be deemed to have (x) the sole power to direct the disposition of 1,099,046 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 1,099,046 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above.

(iii) CP(100) Sub may be deemed to have (x) the sole power to direct the disposition of 145,426 shares of Common Stock which may be deemed to be beneficially owned by CP(100) Sub as described above, and (y) the sole power to direct the voting of 145,426 shares of Common Stock which may be deemed to be beneficially owned by CP(100) Sub as described above.

(iv) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 145,426 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 145,426 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(v) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 14,980,528 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 14,980,528 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above.

(vi) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 14,980,528 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above, and (y) the sole power to direct the voting of 14,980,528 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above.

(vii) Advisors may be deemed to have (x) the sole power to direct the disposition of 1,244,472 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 1,244,472 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above.

(viii) MHRC may be deemed to have (x) the sole power to direct the disposition of 1,244,472 shares of Common Stock which may be deemed to be beneficially owned by MHRC as described above, and (y) the sole power to direct the voting of 1,244,472 shares of Common Stock which may be deemed to be beneficially owned by MHRC as described above.

(ix) Fund Management may be deemed to have (x) the sole power to direct the disposition of 16,225,000 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 16,225,000 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above.

(x) MHR Holdings may be deemed to have (x) the sole power to direct the disposition of 16,225,000 shares of Common Stock which may be deemed to be beneficially owned by MHR Holdings as described above, and (y) the sole power to direct the voting of 16,225,000 shares of Common Stock which may be deemed to be beneficially owned by MHR Holdings as described above.

(xi) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of 16,297,714 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 16,297,714 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c) On December 14, 2020, Dr. Rachesky net exercised an option to purchase 5,000 shares of Common Stock. In connection with this net exercise, Dr. Rachesky received 550 shares of Common Stock, and 4,450 shares of Common Stock were relinquished to the Issuer in respect of the exercise price.

(d)(i) Master Account, as the partner of CPM Sub, has the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Stock held for the account of CPM Sub in accordance with its partnership interests in CPM Sub. The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Stock held for the account of CPM Sub in accordance with their partnership interests in Master Account.

(ii) Capital Partners (100), the partner of CP(100) Sub, has the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Stock held for the account of CP(100) Sub in accordance with its partnership interests in CP(100) Sub. The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Stock held for the account of CP(100) Sub in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Stock held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

On December 7, 2020, (i) Master Account and CPM Sub entered into a nominee agreement (the “Master Account Nominee Agreement”) and (ii) Capital Partners 100 and CP(100) Sub entered into a nominee agreement (the “Capital Partners (100) Nominee Agreement” and together with the Master Account Nominee Agreement, the “Nominee Agreements”).

Pursuant to the Nominee Agreements, the respective parties agreed, among other things, (i) to transfer the beneficial ownership of 1,099,046 shares of Common Stock from Master Account to CPM Sub, (ii) to transfer 145,426 shares of Common Stock from Capital Partners (100) to CP(100) Sub, (iii) to designate and appoint Master Account as the exclusive nominee and agent to CPM Sub for the express purpose of holding the record title to the shares described above and acting on CPM Sub’s behalf in connection with the administration of such shares and (iv) to designate and appoint Capital Partners (100) as the exclusive nominee and agent to CP(100) Sub for the express purpose of holding the record title to the shares described above and acting on CP(100) Sub’s behalf in connection with the administration of such shares. The Master Account Nominee Agreement may be terminated at any time by CPM Sub by providing written notice to Master Account. The Capital Partners (100) Nominee Agreement may be terminated at any time by CP(100) Sub by providing written notice to Capital Partners (100).

The preceding paragraph is qualified in its entirety by reference to the terms of the Nominee Agreements, forms of which are filed as Exhibit 1 and Exhibit 2 hereto and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Master Account Nominee Agreement, effective as of December 7, 2020, by and between MHR Capital Partners Master Account LP and CPM Sub1 LP.

2	Capital Partners (100) Nominee Agreement, effective as of December 7, 2020, by and between MHR Capital Partners (100) LP and CP100 Sub1 LP.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: December 17, 2020

MHR INSTITUTIONAL PARTNERS III LP

By:	MHR Institutional Advisors III LLC, its General Partner

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR FUND MANAGEMENT LLC

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR HOLDINGS LLC

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MARK H. RACHESKY, M.D.

By:	/s/ Janet Yeung, Attorney in Fact

Annex A

Reporting Person	Name/Citizenship	Principal Occupation	Business Address
Fund Management	Mark H. Rachesky, M.D. (United States)	President	1345 Avenue of the Americas, 42nd Floor New York, New York 10105

MHR Holdings	Mark H. Rachesky, M.D. (United States)	President and Managing Member	1345 Avenue of the Americas, 42nd Floor New York, New York 10105

Institutional Advisors III	Mark H. Rachesky, M.D. (United States)	President and Managing Member	1345 Avenue of the Americas, 42nd Floor New York, New York 10105